Prospectus Supplement to                        Filed Pursuant to Rule 424(b)(3)
Prospectus dated October 12, 1999                  Registration Number 333-87449

              617,200 SHARES OF GENZYME MOLECULAR ONCOLOGY DIVISION
                                  COMMON STOCK

         Genzyme Molecular Oncology Division Common Stock trades on the Nasdaq National Market under the symbol "GZMO." We refer to this stock as GZMO Stock. On March 2, 2000 the last sale price for GZMO Stock reported by Nasdaq was $27.75.

         This prospectus relates to sales of up to 617,200 shares of GZMO Stock by Canadian Medical Discoveries Fund Inc. Canadian Medical Discoveries Fund acquired these shares when we purchased one-half of its interest in StressGen/Genzyme LLC.

         We will not receive any portion of the proceeds from sales of the shares.

INVESTING IN SHARES OF GZMO STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE "RISK FACTORS RELATING TO GZMO STOCK" BEGINNING ON PAGE 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date below.

                  THE DATE OF THIS PROSPECTUS IS MARCH 3, 2000.

   GENZYME CORPORATION - ONE KENDALL SQUARE, CAMBRIDGE, MASSACHUSETTS 02139 -
                                 (617) 252-7500

                                TABLE OF CONTENTS

                                                                         PAGE

Genzyme Corporation.........................................................3

Where You Can Find More Information.........................................4

Risk Factors Relating to GZMO Stock.........................................6

Selling Securityholder.....................................................18

Plan of Distribution.......................................................19

Legal Matters..............................................................20

Experts....................................................................20

                               GENZYME CORPORATION

         We are a biotechnology company that develops innovative products and services for significant unmet medical needs. We have four operating divisions:

     - Genzyme General, which develops and markets therapeutic products and diagnostic services and products. It has three therapeutic products on the market and a strong pipeline of products in development focused primarily on the treatment of rare genetic diseases;

     - Genzyme Molecular Oncology, which is developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors. It is shaping these new therapies through the integration of its gene discovery, gene therapy, small molecule drug discovery and protein therapeutic efforts;

     - Genzyme Surgical Products, which develops, markets and distributes a comprehensive portfolio of mechanical devices, biomaterials and biotherapeutics for the cardiovascular and general surgery markets. It is pioneering the field of "biosurgery," which is being created by the increasing convergence of mechanical and biological approached to surgery and other interventional procedures; and

     - Genzyme Tissue Repair, which develops and markets biological products and devices for the treatment of orthopedic injuries, such as cartilage damage, and severe burns.

         Each of our four designated series of common stock is intended to reflect the value and track the performance of one of our divisions

         We refer to these series of common stock in this prospectus by their Nasdaq trading symbols:

                     SERIES OF COMMON STOCK                NASDAQ TRADING SYMBOL

Genzyme General Division Common Stock                              GENZ
Genzyme Molecular Oncology Division Common Stock                   GZMO
Genzyme Surgical Products Division Common Stock                    GZSP
Genzyme Tissue Repair Division Common Stock                        GZTR

         For purposes of financial presentation, we allocate programs, products, assets and liabilities among our divisions; however, Genzyme, the corporation, continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions.

         In this prospectus, the words "we," "us," "our" and "Genzyme" refer to Genzyme Corporation and all of its business divisions taken as a whole, and "our board of directors" or "our board" refer to the board of directors of Genzyme Corporation.

         "Genzyme" is a registered trademark and service mark of Genzyme Corporation. All rights reserved.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC's public reference rooms at the following locations:

      Public Reference Room         New York Regional Office        Chicago Regional Office
        450 Fifth Street,             7 World Trade Center              Citicorp Center
          N.W Room 1024                    Suite 1300               500 West Madison Street
      Washington, D.C. 20549           New York, NY 10048                  Suite 1400
                                                                     Chicago, IL 60661-2511

         Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning Genzyme may also be inspected at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" information into this prospectus, which means that we disclose important information to you by referring you to other documents that we filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

         This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important business and financial information about us that is not included in or delivered with this prospectus.

FILINGS (FILE NO. 0-14680)              DATE FILED

Annual Report on Form 10-K              Filed on March 31, 1999 (except for the
                                        financial statements on pages 2-31 of
                                        Exhibit 13.1, which we restated and
                                        filed on June 30, 1999 as Exhibit 99 to
                                        our Form 8-K), as amended by Amendment
                                        No. 1 on Form 10-K/A filed on June 30,
                                        1999

Quarterly Reports on Form 10-Q          Filed on May 17, 1999 (except for pages
                                        4-9 and 26-28 to the extent the
                                        financial statements and related
                                        discussion relates to Genzyme General,
                                        which we restated and filed on June 30,
                                        1999 as Exhibit 99 to our Form 8-K),
                                        August 16, 1999 and November 15, 1999.

Current Reports on Form 8-K             Filed on March 17, 1999, June 11, 1999,
                                        June 30, 1999, October 21, 1999 and
                                        January 10, 2000

Proxy Statement on Schedule 14A         Filed on April 16, 1999

The description of GZMO Stock           Filed on June 18, 1997
contained in Genzyme's
Registration Statement on Form 8-A

The description of GZMO Stock           Filed on June 11, 1999
purchase rights contained in
Genzyme's Registration Statement
on Form 8-A/A

         We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all of the securities covered by this prospectus. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Documents incorporated by reference are available from us without charge, excluding all exhibits, except that if we have specifically incorporated by reference an exhibit in this prospectus, the exhibit will also be provided without charge. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number.

                               Genzyme Corporation
                              Shareholder Relations
                               One Kendall Square
                         Cambridge, Massachusetts 02139
                                 (617) 252-7526

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated March 3, 2000. You should not assume that the information contained in this prospectus is accurate as of any date other than that date. Neither the delivery of this prospectus nor the sale of securities creates any implication to the contrary.

                       RISK FACTORS RELATING TO GZMO STOCK

The following are risks associated with owning shares of GZMO Stock.

         You should keep these risk factors in mind when you read forward-looking statements. These are statements that relate to future periods and include statements about:

     -   product development activities and projected expenditures;

     -   receipt of regulatory approvals;

     -   plans for sales and marketing;

     -   projected cash needs;

     -   financial results; and

     -   dividend policy.

         Generally, the words "anticipates," "expects," "believes," "intends," "could," "may" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and our actual results could differ significantly from results discussed in the forward-looking statements.

A.       RISKS RELATED TO GENZYME TRACKING STOCK

         GZMO Stock is one of four series of Genzyme tracking stock. The following are risks related to owning shares of our tracking stock.

HOLDERS OF OUR TRACKING STOCK ARE STOCKHOLDERS OF A SINGLE COMPANY AND UNFAVORABLE FINANCIAL TRENDS AFFECTING ONE DIVISION COULD NEGATIVELY AFFECT OUR OTHER DIVISIONS.

         Neither Genzyme Molecular Oncology nor our other divisions are separate legal entities. Holders of GZMO Stock, together with holders of our other series of tracking stock, are stockholders of a single company and face all of the risks of an investment in Genzyme.

         For purposes of financial presentation, we allocate programs, products, assets and liabilities among our four divisions. Genzyme Corporation, however, continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions. A holder of GZMO Stock, for example, does not have any specific rights to the assets allocated to Genzyme Molecular Oncology in our financial statements. Furthermore, if we are unable to satisfy one division's liabilities out of the assets we allocate to that division, we may be required to satisfy those liabilities with assets we have allocated to another division. You should read both our consolidated financial statements and the financial statements of Genzyme Molecular Oncology included in the reports that we file with the SEC.

OUR BOARD OF DIRECTORS MAY TAKE ACTIONS THAT, WHILE IN THE BEST INTERESTS OF GENZYME AS A WHOLE, HAVE AN UNEQUAL AND ADVERSE EFFECT ON ONE OR MORE SERIES OF OUR TRACKING STOCK.

         There may be times when the interests of holders of each series of our common stock diverge or appear to diverge. Massachusetts law does not define a board of directors' duties in that situation. Based on the advice of counsel, however, we believe that a Massachusetts court would conclude that a board of directors owes an equal duty to all stockholders regardless of class or series and does not have separate or additional duties to any particular group of stockholders. That duty is the fiduciary duty to act in good faith and in a manner the board reasonably believes to be in the best interests of the corporation. Under

Massachusetts law, if a disinterested and adequately informed board of directors determines in good faith that an action would be in the corporation's best interests, taking into account both the interests of holders of each series of tracking stock as well as the alternatives reasonably available, then the board of directors should be able to successfully defend against any stockholder claim that such action could have an unequal effect on different series of tracking stock.

         In March 1999, the Delaware Court of Chancery reached a similar conclusion in two separate cases and dismissed, in each case, all stockholder claims that the board of directors had violated its fiduciary duties under Delaware law by approving actions that had a disparate impact on holders of different classes of tracking stock. The court concluded in each case that even where the decision of the board of directors affected holders of separate classes of tracking stock differently, stockholders must allege facts sufficient to indicate that a board of directors' approval was not based on the good faith belief that such actions were in the corporation's best interests. While Delaware case law is not binding on a Massachusetts court, we believe that a Massachusetts court would be influenced by these decisions in addressing similar issues. A Massachusetts court hearing a case, however, may apply principles of Massachusetts law other than those described above or develop new principles of Massachusetts law to decide the case.

MEMBERS OF OUR BOARD OF DIRECTORS MAY FAVOR ONE SERIES OF TRACKING STOCK OVER ANOTHER IF THEY OWN A DISPROPORTIONATE AMOUNT OF THAT SERIES.

         A member of our board may own a disproportionate amount of tracking stock in a particular series, or the value of his or her holdings of a particular series of stock may be different from the value of his or her holdings in another series. This disparate stock ownership may cause the board member to favor one series of stock over another. Nevertheless, we believe that a member of our board could properly discharge his or her fiduciary responsibilities even if his or her interests in shares of different series were disproportionate or of unequal values. Our board members may create committees to review matters that raise conflict-of-interest issues. If a committee is formed, it would report to the full board.

HOLDERS OF OUR TRACKING STOCK HAVE LIMITED DECISION-MAKING POWER BECAUSE THEY HAVE LIMITED SEPARATE VOTING RIGHTS.

         Holders of all series of our tracking stock vote together as a single class on all matters requiring common stockholder approval, including the election of directors. Holders of one series of tracking stock do not have the right to vote on matters separately from the other series except in limited circumstances. These circumstances are dictated by Massachusetts law, our articles of organization and the management and accounting policies adopted by our board of directors. Therefore, stockholders of one series of tracking stock generally could not make a proposal that would require approval only of the holders of that series. Instead, they would have to obtain approval from all common stockholders. The holders of GENZ Stock hold a large majority of the stockholders' voting power. Consequently, on matters requiring common stockholder approval, the holders of GENZ Stock are likely to decide the outcome.

THE LIQUIDATION RIGHTS FOR EACH SERIES OF TRACKING STOCK ARE NOT ADJUSTED TO REFLECT CHANGES IN THE SERIES' MARKET VALUE.

         If we dissolve, liquidate or wind up our affairs (other than as part of a merger, business combination or sale of substantially all of our assets), our stockholders will receive any remaining assets according to the percentage of total liquidation units that they hold. The number of liquidation units per share for each series of our tracking stock is as follows:

     -   each share of GENZ Stock has 100 liquidation units;

     -   each share of GZMO Stock has 25 liquidation units;

     -   each share of GZSP Stock has 61 liquidation units; and

     -   each share of GZTR Stock has 58 liquidation units.

         Although liquidation units are adjusted to prevent dilution in the event of certain subdivisions, combinations or distributions of common stock, they are not adjusted to reflect changes in the relative market value or performance of the divisions. Accordingly, at the time of a dissolution, liquidation or winding up, the relative liquidation units attributable to each series of tracking stock may not correspond to the value of the underlying assets of that division.

OUR BOARD OF DIRECTORS MAY CHANGE ITS MANAGEMENT AND ACCOUNTING POLICIES TO THE DETRIMENT OF ONE SERIES OF TRACKING STOCK WITHOUT STOCKHOLDER APPROVAL.

         Our board of directors has adopted management and accounting policies that are used to govern our business and to prepare our financial statements. These policies cover the allocation of our corporate expenses, assets and liabilities and other accounting matters, and the reallocation of assets between divisions and other matters. Our board generally may modify or rescind these policies or adopt new ones without stockholder approval. Any revised policies could have different effects on each series of our tracking stock and could be detrimental to one series as compared to another. The discretion of our board to make changes is limited only by the policies themselves and the board's fiduciary duty to all of our stockholders. We encourage you to review the full text of our management and accounting policies, which are included in Exhibit
99.1 to the Registration Statement on Form S-3 that we filed with the SEC on March 3, 2000.

WE MAY ELIMINATE TRACKING STOCK IF A CORPORATE OR SHAREHOLDER LEVEL TAX IS IMPOSED ON THE ISSUANCE OR RECEIPT OF TRACKING STOCK.

         In 1999, the Clinton Administration proposed legislation that would have imposed a corporate level tax on issuances of tracking stock. More recently, the Clinton Administration has proposed legislation that would tax stockholders upon the receipt of tracking stock from the issuing corporation as a distribution or in a recapitalization. Although Congress has not enacted either of these proposals into law, if these or similar proposals are enacted into law or effected through Treasury regulations, we could be taxed on an amount up to the gain realized in future financings in which we sell tracking stock, including the GZMO Stock. Also, any use of our tracking stock to acquire other companies could be taxed. We also may be taxed if we distribute to stockholders "designated" shares of tracking stock, which are shares designated by the tracked division as issuable at our board's option for Genzyme General's benefit. In addition, stockholders could be taxed if they receive a distribution of designated shares of tracking stock or if they receive shares of tracking stock in exchange for other Genzyme stock. These or similarly adverse tax consequences could cause us to eliminate tracking stock from our capital structure. We cannot predict, however, whether Congress will enact legislation, or the Treasury Department will issue regulations, effecting these or similar proposals.

THE USE OF OPERATING LOSSES TO LOWER THE REPORTED TAX LIABILITY OF OUR PROFITABLE DIVISIONS WILL CAUSE LOWER REPORTED EARNINGS IN THE FUTURE FOR THE DIVISIONS GENERATING THESE OPERATING LOSSES.

         Genzyme Corporation, rather than its divisions, is liable for taxes. Under our management and accounting policies, for financial reporting purposes we generally allocate taxes among our divisions as if they were separate taxpayers. However, our board of directors has adopted a policy that provides that if any of our divisions is unable to use its operating losses or other projected annual tax benefits to reduce its current or deferred income tax expense, we may reallocate these losses or benefits to our profitable divisions on a quarterly basis for financial reporting purposes. This will result in a division with current losses (such as Genzyme Molecular Oncology, Genzyme Surgical Products and Genzyme Tissue Repair) reporting lower earnings available to its common stockholders in the future than would be the case if that division had retained its historical losses or other benefits in the form of a net operating loss carryforward. We encourage you to review the full text of our tax allocation policy, which is included in Exhibit 99.1 to the Registration Statement on Form S-3 that we filed with the SEC on March 3, 2000.

OUR OTHER DIVISIONS MAY DEVELOP PRODUCTS IN THE FIELD OF ONCOLOGY THAT WILL NOT BE ALLOCATED TO GENZYME MOLECULAR ONCOLOGY AND MAY COMPETE WITH ITS PRODUCTS.

         Our board of directors has adopted a policy that no division may engage in another division's principal business other than through joint ventures or other collaborative arrangements with more than one division and third parties. This non-compete policy, however, does not cover the entire field of oncology. Therefore, Genzyme General, Genzyme Surgical Products and Genzyme Tissue Repair may develop oncology products that will not be allocated to Genzyme Molecular Oncology and that may compete with Genzyme Molecular Oncology's products. We encourage you to review the full text of our non-compete policy, which is included in Exhibit 99.1 to the Registration Statement on Form S-3 that we filed with the SEC on March 3, 2000.

FUTURE SALES OR DISTRIBUTIONS OF DESIGNATED SHARES OF GZMO STOCK MAY SIGNIFICANTLY DILUTE YOUR OWNERSHIP.

         Our management and accounting policies require us to sell or distribute any designated shares of GZMO Stock, GZSP Stock or GZTR Stock that may be created, subject to certain limitations. Proceeds from a sale or distribution will not be allocated to the affected divisions and the issuance and sale may dilute substantially your ownership of the affected divisions. We encourage you to review the full text of our management and accounting policies, which are included in Exhibit 99.1 to the Registration Statement on Form S-3 that we filed with the SEC on March 3, 2000.

B.       RISKS RELATED TO GENZYME MOLECULAR ONCOLOGY

         The following risks and uncertainties may adversely affect the business of Genzyme Molecular Oncology:

THE SAGE(TM) TECHNOLOGY GENERATES ONLY MODEST REVENUES AND IT IS UNCERTAIN WHETHER GENZYME MOLECULAR ONCOLOGY WILL BE ABLE TO DEVELOP AND COMMERCIALIZE OTHER MARKETABLE PRODUCTS AND SERVICES.

         We do not expect Genzyme Molecular Oncology's products and services to generate significant revenue for several years. Services based on the SAGE(TM) gene expression technology represent the only product or service that is not at an early stage of development. To date, these services have generated only modest revenue, and we compete with several companies in the genomic services market. Prior to commercializing any other products and services, Genzyme Molecular Oncology will need to conduct substantial research and development, including, in some cases, the replication of pre-clinical studies performed by its collaborators, undertake preclinical and clinical testing and pursue regulatory approvals. We cannot guarantee that these efforts will be successful. Clinical trials, for example, may not support the safety or effectiveness of a particular product or service. Currently, Genzyme Molecular Oncology's gene therapy products for melanoma are its only therapeutic products in clinical development. We may encounter problems in these or other clinical trials that lead to delay or suspension of the trials. In addition, gene therapy represents a new approach to cancer treatment, and we will need to overcome many technical obstacles in developing gene therapy products. To date, the FDA has not approved the sale of any gene therapy products.

GENZYME MOLECULAR ONCOLOGY ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME PROFITABLE.

         We expect Genzyme Molecular Oncology to have significant operating losses for the next several years. Genzyme Molecular Oncology plans to spend substantial amounts of money on, among other things:

     -   commercialization of the SAGE(TM) technology;

     -   research and development;

     -   preclinical and clinical testing; and

     -   pursuing regulatory approvals.

         We cannot guarantee that the efforts underlying these expenditures will be successful or that Genzyme Molecular Oncology's operations will ever be profitable. It may be years before the division generates any revenue from sales of products or services other than those based on the SAGE(TM) technology.

IF GENZYME MOLECULAR ONCOLOGY FAILS TO OBTAIN THE CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

         We anticipate that Genzyme Molecular Oncology's current cash resources, together with amounts available under a line of credit from Genzyme General and revenues generated from the SAGE(TM) technology, license agreements and committed research funding from collaborators, will be sufficient to fund its operations through 2000. However, Genzyme Molecular Oncology's cash needs may differ from those planned because of many factors, including:

     -   the results of research and development and clinical testing;

     -   the achievement of milestones under existing strategic alliances;

     - the ability to establish and maintain additional strategic alliances and licensing arrangements;

     -   the enforcement of patent and other intellectual property rights;

     -   the development of competitive products and services; and

     - the ability to satisfy regulatory requirements of the FDA and other government authorities.

         Genzyme Molecular Oncology may require significant additional financing to continue operations at anticipated levels. We cannot guarantee that the division will be able to obtain any additional financing or find it on favorable terms. If Genzyme Molecular Oncology has insufficient funds or is unable to raise additional funds, it may delay, reduce or eliminate certain of its programs. Genzyme Molecular Oncology may also have to give rights to third parties to attempt to commercialize technologies or products that it would otherwise commercialize itself.

GENZYME MOLECULAR ONCOLOGY MAY NOT RECEIVE SIGNIFICANT PAYMENTS FROM COLLABORATORS DUE TO UNSUCCESSFUL RESULTS IN EXISTING COLLABORATIONS OR A FAILURE TO ENTER INTO FUTURE COLLABORATIONS.

         Genzyme Molecular Oncology's strategy to develop and commercialize certain of its products and services includes entering into various arrangements with both academic collaborators, and corporate partners and licensees. Genzyme Molecular Oncology depends on the success of these parties in performing research, preclinical and clinical testing, and marketing. These arrangements may require Genzyme Molecular Oncology to transfer certain important rights to its corporate partners and licensees.

While Genzyme Molecular Oncology believes its collaborators and licensees will want to perform their contractual responsibilities, in some cases the amount and timing of resources that they devote to their collaborations with the division, and the ability to terminate the collaboration, will be controlled by the collaborators. As a result, Genzyme Molecular Oncology cannot guarantee that it will receive revenues or profits from these arrangements, that any of its strategic alliances will continue or not terminate early, or that it will be able to enter into future collaborations.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF GENZYME MOLECULAR ONCOLOGY'S GENE THERAPY PRODUCTS.

         The recent death of a patient undergoing gene therapy using an adenoviral vector to deliver the therapeutic gene has been widely publicized. This death and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation of Genzyme Molecular Oncology's melanoma gene therapy products and potential regulatory delays relating to the testing or approval of its other gene therapy product candidates. As a result of this death, the U.S. Senate has commenced hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and intends to issue a report in March 2000 on the adverse events reported by investigators using adenoviral vectors. Any increased scrutiny could delay or increase the costs of Genzyme Molecular Oncology's product development efforts or clinical trials.

         The commercial success of any gene therapy products developed by Genzyme Molecular Oncology will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in greater government regulation and stricter clinical trial oversight and commercial product labeling requirements of gene therapies and could cause a decrease in the demand for any gene therapy product that Genzyme Molecular Oncology may develop.

GENZYME MOLECULAR ONCOLOGY MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF ITS PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

         Third party patent rights and pending patent applications filed by third parties, if issued, may cover some of the products Genzyme Molecular Oncology is developing or testing. As a result, Genzyme Molecular Oncology may be required to obtain licenses from the holders of these patents in order to use or sell certain products and services. We cannot guarantee that these licenses will be available on acceptable terms. If these licenses are not available, Genzyme Molecular Oncology's ability to commercialize its products and services may be impaired.

         In its immunotherapy program, Genzyme Molecular Oncology is in the process of evaluating the therapeutic administration of genes that encode specific tumor antigens and antigenic peptide products, including MART-1 and gp100. Genzyme Molecular Oncology is aware of two issued U.S. patents directed to the gene which encodes MART-1. While Genzyme Molecular Oncology has obtained rights under one of these patents, it is still in the process of evaluating the scope and validity of the other. Genzyme Molecular Oncology is also evaluating an issued U.S. patent covering the gene that encodes gp100 and three published Patent Cooperation Treaty applications by three different third party applicants which may cover antigens derived from gp100. Genzyme Molecular Oncology is in the process of evaluating the scope and validity of these patents and patent applications to determine whether obtaining licenses is necessary.

IF GENZYME MOLECULAR ONCOLOGY FAILS TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR ITS ONCOLOGY PRODUCTS AND SERVICES FROM THIRD-PARTY PAYERS, THE COMMERCIAL POTENTIAL OF ITS PRODUCTS AND SERVICES WILL BE SIGNIFICANTLY LIMITED.

         A substantial portion of Genzyme Molecular Oncology's future revenue may come from payments by third party payers, including government health administration authorities and private health insurers. Third party payers may not reimburse patients for newly approved health care products. More and more third party payers are attempting to contain health care costs by:

     -   challenging the prices charged for health care products and services;

     - limiting both coverage and the amount of reimbursement for new therapeutic products;

     - denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third party payers; and

     - refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

         Government and other third party payers may provide inadequate or no insurance coverage and reimbursement for Genzyme Molecular Oncology's products and services.

         In addition, Congress has occasionally discussed implementing broad-based measures to contain health care costs. While Congress has not enacted any legislation specifically designed to contain health care costs, it is possible that Congress will revisit the issue. We cannot predict what effect any actual legislation would have on our business.

GENZYME MOLECULAR ONCOLOGY MAY FAIL TO PROTECT ADEQUATELY ITS PROPRIETARY TECHNOLOGY, WHICH WOULD ALLOW COMPETITORS TO TAKE ADVANTAGE OF ITS RESEARCH AND DEVELOPMENT EFFORTS.

         Our long-term success largely depends on our ability to market technologically competitive products. We can prevent unauthorized third parties from using proprietary rights relating to our products and services only if these rights are covered by patents or are kept confidential as trade secrets.

         While Genzyme Molecular Oncology's employees, consultants and corporate partners with access to proprietary information generally are required to enter into confidentiality agreements, we cannot guarantee that these agreements will be honored. In addition, some of Genzyme Molecular Oncology's consultants have developed portions of Genzyme Molecular Oncology's proprietary technology at universities or in governmental laboratories. These universities or governmental authorities may claim rights to the intellectual property arising out of the research performed at the university or governmental laboratory.

         Genzyme Molecular Oncology also relies upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We cannot guarantee that other parties will not independently develop such know-how or otherwise obtain access to Genzyme Molecular Oncology's technology.

         We cannot guarantee that the patents issued or licensed to us will remain free from challenge by third parties.


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

GENZYME MOLECULAR ONCOLOGY MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

         If Genzyme Molecular Oncology initiates or is required to defend itself in patent litigation, it could consume a substantial portion of Genzyme Molecular Oncology's resources. Any legal action against Genzyme Molecular Oncology or its strategic partners claiming damages or seeking to stop commercial activities relating to the affected products and processes could subject Genzyme Molecular Oncology to liability for damages.

         These actions may also require Genzyme Molecular Oncology or its strategic partner to obtain a license in order to continue to manufacture or market the affected products and services. We cannot guarantee that Genzyme Molecular Oncology or its strategic partner would prevail in any legal action. If Genzyme Molecular Oncology is required to obtain a license, we cannot guarantee that one would be made available or made available on acceptable terms.

REGULATION BY GOVERNMENT AGENCIES IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE DEVELOPMENT OF GENZYME MOLECULAR ONCOLOGY'S PRODUCTS AND SERVICES.

         Genzyme Molecular Oncology's ability to successfully satisfy regulatory requirements will significantly determine its future success. We cannot guarantee that any required regulatory approvals will be granted or that they will be granted on a timely basis. The production and sale of health care products and provision of health care services are highly regulated. In particular, the FDA and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a product or service first can be sold, limit how a product or service may be used, or adversely impact third party reimbursement.

GENZYME MOLECULAR ONCOLOGY'S COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING EXPERTISE.

         The human health care products and services industry is extremely competitive. Major pharmaceutical companies and other biotechnology companies compete with Genzyme Molecular Oncology. Certain of these competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Molecular Oncology. The future success of the division will depend on its ability to effectively develop and market its products against those of its competitors.

IF GENZYME MOLECULAR ONCOLOGY IS UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES, ITS PRODUCTS OR SERVICES MAY BECOME OBSOLETE.

         The field of biotechnology is characterized by significant and rapid technological change. Although Genzyme Molecular Oncology attempts to expand its technological capabilities in order to remain competitive, research and discoveries by others may make its products or services obsolete. For example, certain of Genzyme Molecular Oncology's competitors may develop genomic services that make the SAGE(TM) technology obsolete.

THE VOLATILITY IN THE PRICE OF GZMO STOCK COULD RESULT IN THE LOSS OF A SIGNIFICANT AMOUNT OF YOUR INVESTMENT.

The market price for GZMO Stock may vary widely as a result of several factors, including:

     - announcements of technological innovations or new commercial products by us or by our competitors;

     -   governmental regulatory initiatives;

     -   patent or proprietary rights developments;

     - public concern as to the safety or other implications of biotechnology products; and

     -   general market conditions.

This volatility could lead to the loss of a significant amount of your investment.

C.       RISKS RELATED TO GENZYME, INCLUDING THE OTHER GENZYME DIVISIONS

         Holders of GZMO Stock are stockholders of Genzyme. Liabilities or contingencies of the divisions of Genzyme other than Genzyme Molecular Oncology that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of Genzyme Molecular Oncology. Therefore, you should review the following risks as well as the risks and uncertainties described under the heading "Management's Discussion and Analysis of Genzyme Corporation and Subsidiaries' Financial Condition and Results of Operations -- Factors Affecting Future Operating Results" included on pages 41 through 44 of Exhibit 13.1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on June 30, 1999.

A REDUCTION IN REVENUES FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD HAVE AN ADVERSE AFFECT ON OUR BUSINESS.

         Through Genzyme General, we generate a majority of our product revenues from sales of enzyme-replacement products for patients with Gaucher disease. Genzyme General entered this market in 1991 with Ceredase(R) enzyme. Because production of Ceredase(R) enzyme was subject to supply constraints, the division developed Cerezyme(R) enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme(R) enzyme, Chinese hamster ovary cells are engineered to produce human alpha glucocerebrosidase. Genzyme General stopped producing Ceredase(R) enzyme, except for small quantities, during 1998, after substantially all the patients previously using Ceredase(R) enzyme had converted to Cerezyme(R) enzyme. Sales of Ceredase(R) enzyme and Cerezyme(R) enzyme totaled $411.1 million for the year ended December 31, 1998, representing approximately 67% of our, and 81% of Genzyme General's, product revenues for that year, and $351.7 million for the nine months ended September 30, 1999, representing approximately 70% of our, and 84% of Genzyme General's, product revenues for that period.

         Because our business is highly dependent on Cerezyme(R) enzyme, a reduction in revenue from sales of this product would have an adverse effect on out operations and may cause the value of our securities to decline substantially. Revenues from Cerezyme(R) enzyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease and these alternative products gained commercial acceptance. Some companies have initiated efforts to develop competitive products and other companies may do so in the future. Cerezyme(R) enzyme has orphan drug status, providing it with market exclusivity in the U.S. until May 2001. We also have patents protecting its manufacturing method until 2010 and its composition until 2013. We cannot predict the effect that the expiration of orphan drug status and market exclusivity will have on sales of Cerezyme(R) enzyme after May 2001.

WE MAY REQUIRE SIGNIFICANT ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

         As of September 30, 1999, we had approximately $695.9 million in cash, cash equivalents and short- and long-term investments (excluding investments in equity securities).

         Although we currently have substantial cash resources and positive cash flow, we intend to use substantial portions of our available cash for:

     -   product development and marketing;

     -   expanding facilities; and

     -   working capital.

         We will further reduce available cash reserves to pay principal and interest on the following debt:

     - In May 1998, we issued $250.0 million in convertible notes, the entire principal amount of which is allocated to Genzyme General. These convertible notes bear interest at an annual rate of 5 1/4% and mature on June 1, 2005, but the holders of these notes may exchange principal on the notes for shares of GENZ Stock, GZMO Stock and GZSP Stock.

     - As of December 31, 1999, we owed approximately $23.0 million under a revolving credit facility with a group of commercial banks. Of this outstanding amount, we have allocated $18.0 million to Genzyme Tissue Repair and $5.0 million to Genzyme Molecular Oncology. Amounts borrowed under this revolving credit facility bear interest at a floating rate based upon an applicable margin above either the prime rate announced by Fleet National bank or the London InterBank Offered Rate. We must repay all borrowings under this facility no later than November 12, 2002.

     - In August 1998, we issued $21.2 million in convertible debentures, the entire principal amount of which is allocated to Genzyme General. These convertible debentures bear interest at an annual rate of 5% and mature on August 29, 2003, but the holders of these convertible debentures may exchange principal, and under some circumstances interest, on the convertible debentures for shares of GENZ Stock.

         If we use cash to pay or redeem this debt, including the principal and interest due on it, our reserves will be diminished. To satisfy these and other commitments, we may have to obtain additional financing. We cannot guarantee that we will be able to obtain any additional financing, extend any existing financing arrangement, or obtain either on favorable terms.

CHANGES IN THE ECONOMIC, POLITICAL, LEGAL AND BUSINESS ENVIRONMENTS IN THE FOREIGN COUNTRIES IN WHICH WE DO BUSINESS COULD CAUSE OUR INTERNATIONAL SALES AND OPERATIONS, WHICH ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF OUR CONSOLIDATED NET SALES, TO BE LIMITED OR DISRUPTED.

         Our international operations accounted for 40% of our consolidated revenues for the nine month period ended September 30, 1999, 41% of our consolidated revenues in 1998 and 36% of our consolidated revenues in 1997, and we expect that international sales will continue to account for a significant percentage of our revenues for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the U.S., primarily in Europe and Japan. Our international sales and operations could be limited or disrupted, and the value of our direct investments may be adversely affected, by any of the following:

     -   fluctuations in currency exchange rates;

     -   the imposition of government controls;

     -   less favorable intellectual property or other applicable laws;

     - the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

     -   import and export license requirements;

     -   political instability;

     -   trade restrictions;

     -   changes in tariffs;

     -   difficulties in staffing and managing international operations; and

     -   longer payment cycles.

         A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates.

SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE OUR STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

         Provisions of Massachusetts law and our articles of organization, bylaws and stockholder rights plan could delay or prevent a change in control of Genzyme or a change in our management.

         Our tracking stock structure may also deprive our stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation.

         In addition, our board of directors may, in its sole discretion:

     - exchange shares of GZMO Stock, GZSP Stock or GZTR Stock for GENZ Stock at a 30% premium over the market value of the exchanged shares; and

     - issue shares of undesignated common and preferred stock from time to time in one or more series.

         Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

WE COULD EXPERIENCE SYSTEM FAILURES AND DISRUPTIONS OF OUR OPERATIONS AS A RESULT OF THE YEAR 2000 DATE RECOGNITION PROBLEM.

         The year 2000 date recognition problem could cause our computer systems to fail, resulting in miscalculations and incorrect data. Parties affected by a disruption in our operations and services could make claims or bring lawsuits against us. Depending upon the extent and duration of any disruptions caused by the year 2000 problem and the specific services affected, these disruptions could have an adverse affect on our business.

         Computer systems which may be affected by this year 2000 problem include computer systems embedded in production equipment; displays containing computer systems; business data processing systems; production, management and planning systems; and personal computers. Consequently, the year 2000 problem could disrupt our daily commercial activities if we do not take the steps necessary to address it effectively.

         In addition, we cannot assure you that our customers, suppliers and other third parties that we deal with are or will be year 2000 compliant in a timely manner. Interruptions in the services provided to us or in the purchases made by these third parties could also disrupt our operations.

         Although, as of the date of this prospectus, we have not experienced any significant disruption in our operations as a result of the year 2000 date recognition problem, we cannot guarantee that we will not experience disruptions in the future.

                             SELLING SECURITYHOLDER

         This prospectus relates to sales of up to 617,200 shares of GZMO Stock by Canadian Medical Discoveries Fund Inc. Canadian Medical Discoveries Fund acquired these shares when we purchased one-half of its interest in StressGen/Genzyme LLC.

         The shares of GZMO Stock registered may be offered from time to time pursuant to this prospectus. Our registration of the GZMO Stock does not necessarily mean that the selling securityholder will sell all or any of its shares.

         The selling securityholder did not beneficially own any shares of GZMO Stock prior to the issuance of the 617,200 shares of GZMO Stock. On October 4, 1999, 12,740,428 shares of GZMO Stock were outstanding. The GZMO shares registered represented approximately 4.6% of GZMO Stock outstanding as of that date.

         Other than as an investor in StressGen/Genzyme LLC, the selling securityholder has not had a material relationship with Genzyme during the past three years.

         Individuals and entities who receive shares from the selling securityholder as a gift or in connection with a pledge may sell up to 500 of those shares using this prospectus.

                              PLAN OF DISTRIBUTION

         The selling securityholder may offer the shares of GZMO Stock at various times in transactions:

     -   in the over-the-counter market;

     -   on any exchange where GZMO Stock is then listed;

     - with broker-dealers or third parties other than in the over-the-counter market or on an exchange (including block sales);

     -   in connection with short sales;

     - in connection with writing call options or in other hedging arrangements; or

     -   involving a combination of such methods.

         The selling securityholder may sell its shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, at fixed prices or at a combination of such prices.

         The selling securityholder may use dealers, agents or underwriters to sell its shares. If this happens, the dealers, agents or underwriters may receive compensation in the form of discounts or commissions from the selling securityholder or from the purchaser(s) of shares or from both (which compensation to a particular broker might be in excess of customary compensation).

         The selling securityholder and any dealers, agents or underwriters that participate with the selling securityholder in the distribution of the shares may be deemed to be "underwriters" (as this term is defined in the Securities Act of 1933). Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of such shares of GZMO Stock offered by this prospectus, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution. If, for example, the selling securityholder sell shares in an underwritten offering, a prospectus supplement accompanying this prospectus will set forth, to the extent required, the aggregate number of shares being offered, the name or names of the underwriters, whether the underwriters are acting as principals or agents, any underwriting discounts, concessions or commissions allowed or reallowed or paid to dealers. When the underwriters act as principals in an underwritten offering, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. In this case, the shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. When the underwriters act as principals in connection with an underwritten sale of shares, the underwriters may receive compensation from the selling securityholder in the form of underwriting discounts, concessions or commissions and/or commissions from purchasers of the shares for whom they may act as agents. Underwriters may sell shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

         Underwriters may be entitled under agreements with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution from us for payments such underwriters may be required to make in connection with certain civil liabilities. These underwriters may engage in transactions with, or perform services for, us for customary compensation.

         We have agreed to pay for most of the expenses incident to the offer and sale of the shares offered by the selling securityholder using this prospectus. The selling securityholder, however, will pay any underwriting discounts and selling commissions.

         To comply with the securities laws of certain jurisdictions, the shares offered by this prospectus may need to be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

                                  LEGAL MATTERS

         Our counsel, Palmer & Dodge LLP, Boston, Massachusetts, is giving us an opinion on the validity of the shares offered by this prospectus.

                                     EXPERTS

         The financial statements of Genzyme Corporation, Genzyme Tissue Repair and Genzyme Molecular Oncology incorporated in this prospectus on Form S-3 by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, as amended, the financial statements of Genzyme Surgical Products incorporated in this prospectus on Form S-3 by reference to the Form 8-K as filed on June 11, 1999, the financial statements of Genzyme General incorporated in this prospectus on Form S-3 by reference to the Form 8-K as filed on June 30, 1999, and the financial statements of the Genzyme Retirement Savings Plan incorporated in this prospectus on Form S-3 by reference to the Form 10-K/A as filed on June 30, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.